Exhibit 99.7

NICE Actimize Positioned as Highest-Scoring Vendor in 2024 Quadrant Knowledge
Solutions SPARK Matrix Know Your Customer Report

NICE Actimize CDD-X and X-Sight Onboard offers comprehensive identity verification, integrating with industry point solutions and existing IDV providers

Hoboken, N.J., July 24, 2024 – NICE Actimize, a NICE (NASDAQ: NICE) business, has been ranked by global advisory and consulting firm Quadrant Knowledge Solutions as a top performing Know Your Customer/Customer Due Diligence (KYC/CDD) Leader in its recently released “SPARK Matrix™: Know Your Customer (KYC) Solution, 2024” report. The Quadrant Knowledge Solutions study, which provides competitive analysis and a ranking of 22 KYC vendors, scored NICE Actimize and its consolidated KYC/CDD solutions the highest across both technology excellence and customer impact performance parameters.

To download a copy of the complimentary report, please click here.

The Quadrant Knowledge Solutions KYC SPARK Matrix™ report noted, “NICE Actimize CDD-X and X-Sight Onboard offers comprehensive identity verification by integrating with various industry point solutions and existing IDV providers, providing users with a multi-modal view of an applicant's identity risk. Using advanced machine learning models, the solution assesses a wide range of risk attributes across different identity modalities to distinguish legitimate customers from potentially risky elements like stolen or synthetic identities.”

“Key differentiating factors for the NICE Actimize KYC solutions suite encompass advanced risk assessment capabilities. This includes Entity Centric Risk profiling and scoring, which offers a comprehensive view of entities while considering transaction and screening risks,” said Siddharth Arya, Analyst, Quadrant Knowledge Solutions. “By emphasizing an extensive partner ecosystem, dedicated R&D investment, continuous growth strategy, and in-house expertise, NICE Actimize ensures a comprehensive and innovative suite of solutions tailored to meet evolving market needs and regulatory requirements.”

The Quadrant Knowledge Solutions SPARK Matrix report also stated, “Additionally, CDD-X employs comprehensive Network Analytics, utilizing a graph database to visualize relationship networks between direct and indirect parties, enhancing risk assessment capabilities. The graph database synchronizes with Actimize data sources, allowing for the storage and management of discovered connections. This enables users to navigate networks and identify high-risk relationships or suspicious network activity efficiently, enhancing the speed and accuracy of risk assessments.”

“NICE Actimize’s AI-powered KYC/CDD solutions and its X-Sight Onboard capabilities address some of financial institutions greatest challenges,” said Craig Costigan, CEO, NICE Actimize. “Our risk-based approach to CDD enables the FI to take a continuous approach to managing risk throughout the customer life cycle to make confident and informed decisions.”

The Quadrant Knowledge Solutions report concluded, “NICE Actimize’s CDD-X platform offers users sophisticated risk scoring capabilities allowing users to define precise risk segments for customers, enhancing accuracy in risk scoring by applying different weights to different customer segments. The solution provides a comprehensive risk assessment framework with multiple predefined industry-standard risk factors, including account type, geographic location, behavioral trends, and more.”

For additional information: to read more about NICE Actimize’s comprehensive CDD-X Customer Due Diligence solution, please click here.

About Quadrant Knowledge Solutions
Quadrant Knowledge Solutions is a global advisory and consulting firm focused on helping clients in achieving business transformation goals with Strategic Business and Growth advisory services. At Quadrant Knowledge Solutions, our vision is to become an integral part of our client’s business as a strategic knowledge partner. Our research and consulting deliverable is designed to provide comprehensive information and strategic insights for helping clients formulate growth strategies to survive and thrive in ever-changing business environments. For more available research, please visit https://quadrant-solutions.com/market-research/

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, ET  media@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.